Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Twin City Island Spirits, Inc.
4000 Sion Farm
Christiansted, VI 00820
http://mutinyislandvodka.com

Up to $1,234,997.44 in Common Stock at $4.72
Minimum Target Amount: $14,995.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Twin City Island Spirits, Inc.
Address: 4000 Sion Farm, Christiansted, VI 00820
State of Incorporation: VI
Date Incorporated: July 05, 2018

Terms:

Equity

Offering Minimum: $14,995.44 | 3,177 shares of Common Stock
Offering Maximum: $1,234,997.44 | 261,652 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.72
Minimum Investment Amount (per investor): $495.60

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Combo/Avid Investor Perk

Early First Mate - Invest $500 (minimum investment)+ within the first week and receive 2% bonus shares and have one breadfruit tree planted for the planet.

Early Captain - Invest $1,000+ within the first week and receive 5% bonus shares and have 2 breadfruit trees planted for the planet. 10% off code for all online bottle orders in eligible states (3 bottle minimum) from the Mutiny Island Vodka Website.

Early Admiral - Invest $2,500+ within the first week and receive 10% bonus shares and have 5 breadfruit trees planted for the Planet, receive a Mutiny Island Vodka Mutineer for the planet shirt. 10% off code for all online bottle orders in eligible states.

Early Mutineer - Invest $5,000+ within the first week and receive 15% bonus shares + 10 breadfruit trees planted + a Mutiny Island Vodka Mutineer for the Planet shirt + 10% off code for online bottle orders in eligible states + a call with founders.

Amount-Based Perks

First Mate Perk — Invest $1,000 at any time after the first week and receive 2% bonus shares, plant 2 breadfruit trees for the planet, 10% off code for all online bottle orders in eligible states (3 bottle minimum)from the Mutiny Island Vodka Website.

Captain Perk — Invest $2,500+ at any time after the first week and receive 3% bonus shares, plant 5 breadfruit trees for the planet, and a 10% off code for all online bottle orders in eligible states (3 bottle minimum) from the Mutiny Island Vodka Website.

Admiral Perk — Invest $5,000+ with 4% bonus shares, plant 10 breadfruit trees with a note from Trees That Feed Foundation + Mutiny Island Vodka Mutineer for the Planet shirt +10% off code for online bottle orders in eligible states + a call with the founders.

Mutineer Perk — Invest $10,000+ and receive Time with Founders + 6% bonus shares + plant 15 breadfruit trees +Trees That Feed Foundation certificate + 10% off code for online bottle orders in eligible states + a Mutiny Island Vodka Mutineer for the Planet shirt.

Super Mutineer Perk – Invest $50,000+ and receive Mutineer Perks plus an open invitation to visit production facilities and extensive follow-up time with Founders**

**Transportation and lodging not provided.

Mid-Campaign Perks:

Mid-campaign Perk 1 — Invest $500 between February 20th to February 22nd and receive 10% bonus shares

Mid-campaign Perk 2 — Invest $500 between March 20th to March 22nd and receive 10% bonus shares

Loyalty Bonus: The Original Mutineers! Current Shareholders, friends and family, account supporters, and B2B partners will receive 10% bonus shares, a lifetime 10% off code on all online purchased bottles in eligible states (3 bottle minimum) from the Mutiny Island Vodka Website, and a Mutiny Island Vodka Mutineer for the Planet shirt.

Reservation Bonus: Reservation holders in the Testing the Waters Page will receive 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Twin City Island Spirits, Inc. (d/b/a Mutiny Island Vodka) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.72 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $472. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and The Mutineer Brand Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Twin City Island Spirits, Inc. ("Mutiny Island Vodka" or the "Company") is a C-Corp organized in the US Virgin Islands that meticulously crafts vodka using breadfruit sourced from the US Virgin Islands, resulting in an ultra-premium spirit infused with island essence, character, rhythm, and flavor. The Company's business model consists of a sustainable production process focused on environmentally-conscious consumers and those appreciative of unique and premium vodka tastes. Our spirits are sold at restaurants and bars, such as Applebee's, as well as direct-to-consumer businesses online. The Company offers a unique selling position by using breadfruit, has an endorsement from the Trees That Feed Foundation, planting fruit trees to feed people, create jobs, and better the environment, signaling its sustainable and positive global impact, and boasts a strong distribution network including collaborations with industry giants like American Airlines and partnerships with entities like Breakthrough Beverage.

The Company's Intellectual Property ("IP"): The Company was granted three U.S. trademarks for "Mutiny", "Mutiny Island Vodka" and "Island Vodka"

Competitors and Industry

The craft vodka market is expected to grow by $760.09 million during the period 2022-2027, with a compound annual growth rate (CAGR) of 6.05%.*

Source: https://www.globenewswire.com/news-release/2023/08/11/2723417/28124/en/Global-Craft-Vodka-Market-Analysis-Flavored-Vodka-and-Millennial-Demand-Fueling-Craft-Vodka-Market-Growth.html#:~:text=The%20craft%20vodka%20market%20is,(CAGR)%20of%206.05%25.&text=The%20market%20is%20driven%20by,in%20demand%20for%20craft%20drinks.

The Company has several major competitors in the craft vodka market. Some of the top competitors in our industry include: Tito's Handmade Vodka, St. George Spirits, and Hangar 1. Despite the present competitive landscape, we stand out in the craft vodka industry because, according to our research, we believe we're the only company that is making vodka from breadfruit.

Current Stage and Roadmap

The Company's products are currently on the market in over 20 states, 6 countries, and generating sales.

The Company's efforts for the next few years will be focused on expanding market share, growing our brand recognition and sales, and research and development for our future products. We have several new product launches planned over the next few months, including an upcoming collaboration with Applebee's Franchisees, Red Bull, and American Airlines to name a few. We will also continue our exploration of breadfruit's potential, aiming to further integrate this superfood into our product lines to enhance sustainability and flavor profiles as featured in Forbes Magazine Online. Additionally, our ties with notable figures and market leaders, such as Applebee's and American Airlines, are expected to further strengthen, reflecting our continuous efforts to build sustainable industry confidence and traction.

The Team

Officers and Directors

Name: Todd Allen Manley

Todd Allen Manley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Board Member
  Dates of Service: August, 2018 - Present
  Responsibilities: Todd Manley is the Chef / Founder / Creator of what we believe to be the first and only island vodka hand-crafted from breadfruit, Mutiny Island Vodka. In the role of CEO of the company, his number one job is to provide a vision and a face for the Company. However, as a start-up, he wears any hat necessary. Todd does not currently receive a salary from Mutiny Island Vodka and works approximately 70-80 hours per week for the Company.

Other business experience in the past three years:

- Employer: Smorrebrod, LLC
  Title: Member
  Dates of Service: June, 2014 - Present
  Responsibilities: Founding Member, requiring only 1/2 hour per week for partner review

Name: David Alan Johnson

David Alan Johnson's current primary role is with Cane Bay Partners VI. LLLP. David Alan Johnson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2020 - Present
  Responsibilities: Shareholder through MV Capital LLLP and Board member.

Other business experience in the past three years:

- Employer: Cane Bay Partners VI. LLLP
  Title: Partner
  Dates of Service: July, 2009 - Present
  Responsibilities: Owner and partner in management consulting and analytics firm

Name: Stacey Allen Pinkerd

Stacey Allen Pinkerd's current primary role is with Retired. Stacey Allen Pinkerd currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2019 - Present
  Responsibilities: Stacey is a board member of Mutiny Island Vodka

Name: Michael John Fennessy

Michael John Fennessy 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Chief Financial Officer
  Dates of Service: September, 2018 - Present
  Responsibilities: Reviewing and validating any financial information

Other business experience in the past three years:

- Employer: Talley Petroleum Enterprises, Inc
  Title: CFO
  Dates of Service: June, 2017 - December, 2021
  Responsibilities: Lead executive on all financial, technology and project management.

Name: Christopher Eldridge Richeson

Christopher Eldridge Richeson's current primary role is with Chesapeake Bay Distillery LLC. Christopher Eldridge Richeson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Interim COO
  Dates of Service: April, 2018 - Present
  Responsibilities: I currently act as the COO, providing guidance to management of the manufacturing, restaurant and administration. Chris does not currently receive a salary from Mutiny Island Vodka and works 20-30 hours per week for the Company.

Other business experience in the past three years:

- Employer: Chesapeake Bay Distillery LLC
  Title: Managing Member
  Dates of Service: October, 2005 - Present
  Responsibilities: I founded the distillery in 2005. I currently handle limited day to day operations and focus on regulatory and executive work.

Name: Michael Lynn Lintner

Michael Lynn Lintner's current primary role is with 482 Music. Michael Lynn Lintner currently services 4-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2018 - Present
  Responsibilities: Ensure the Mutiny Island Vodka Brand guidelines are upheld and true to the brand. Michael does not receive salary or equity compensation for his role with Mutiny Island Vodka.

Other business experience in the past three years:

- Employer: 482 Music
  Title: Owner
  Dates of Service: March, 1997 - Present
  Responsibilities: Owner of 482 Music. The company is currently in hiatus.

Name: Mahlon Charles Kennicutt II

Mahlon Charles Kennicutt II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: Advice and consultation. Mahlon does not receive salary or equity compensation for his role with Mutiny Island Vodka.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide

more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common shares we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Manufacture and Sale of Alcoholic Beverages is a Highly Regulated Industry

The manufacture and sale of beverage alcohol is a highly regulated industry at both the Federal and State level and in many instances requires the Company to obtain various permits and licensing in order to carry out the Company objectives. The Company will endeavor to comply with these many licensing and permitting requirements but notes that the ultimate authority to operate is dictated by the appropriate Federal and State oversight agencies.

The Chief Executive Officer does not currently receive a salary for his role with the Company

Todd Manley, the CEO of Twin City Island Spirits, Inc. d/b/a Mutiny Island Vodka (Mutiny Island), does not currently receive a salary for his work with the Company. Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive an initial salary of $150,000 plus performance incentives once the business demonstrates consistent positive cash flow, which is anticipated within 2 to 3 years.

The Company's Chief Executive Officer currently has multiple roles
The Company's Founder and CEO, Todd Manley, also works as a Manager for Smorrebrod, LLC in a founding Partner capacity. While Todd dedicates over 70 hours a week and treats his work with Mutiny Island as a top priority, the capital needs of the business have necessitated splitting time and continuing to generate regular income in order to have funds to maintain his work with Mutiny Island. He continues this through a Founding Partner role with Smorrebrod, LLC which requires approximately half an hour per week. While this time commitment is minimal, there is some level of risk in investing in a company that is chiefly managed by a person with concurrent work duties.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Allied Island Management Group LLC (100% owned & managed by Jessalyn Viera)	400,000	Common Stock	23.64%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 261,652 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,737,880 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 1,333,334 with a total of 1,069,668 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4.4(a)).

Liquidation Preference. In the event of any Deemed Liquidation Event (as defined below), the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,209,001.00
  Number of Securities Sold: 1,069,668
  Use of proceeds: Operating Expenses
  Date: June 12, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2023 compared to year ended December 31, 2022</u>

Revenue

Revenue for fiscal year 2023 was $1,497,474 compared to $1,163,398 in fiscal year 2022.

This 28.7% increase was due to higher sales volume in 2023 as a result of increased brand recognition from marketing efforts.

Cost of Revenue

Cost of Revenue for fiscal year 2023 was $631,380 compared to $511,163 in fiscal year 2022.

The increase in costs is reflective of the higher sales volume in 2023, along with an increase in the cost of goods due to inflation, primarily reflected in raw material costs.

Gross Profit

Gross Profit for fiscal year 2023 was $866,094 compared to $652,235 in fiscal year 2022.

This 32.8% increase is due to the associated revenue increase exceeding a lesser increase in the cost of revenue.

Expenses

Expenses for fiscal year 2023 were $1,914,758 compared to $1,737,071 in fiscal year 2022.

This 10.2% increase in expenses is primarily attributable to higher interest expenses due to a rising prime rate, along with higher payroll expenses.

Historical results and cash flows:

The Company believes it is currently in an expansion stage as per the above revenue increase. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future based on our history of revenue growth. Our goal is to increase revenue so that we can reach a cash-neutral cash flow position, a status that has not yet been achieved. As we aim to increase sales, we expect our overhead and other costs will not rise in a comparable manner. This will bring us closer to breaking even, and thereafter, we can allocate more funds toward sales and marketing to further expand our reach. With a competent sales force, especially with the potential addition of just one more salesperson, we believe growing the revenue will be achievable.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 15, 2024, the Company has cash on hand of $876,739 and continues to attract new investors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our growth initiatives outside of our ongoing operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 39% has been raised from the crowdfunding campaign thus far. We expect that to increase to approximately 60% should we reach the campaign maximum.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2-3 months. This is based on a current monthly burn rate of $175k for expenses related mostly to payroll at the distillery.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2-3 years minimum. This is based on a monthly burn rate of $90k based on net cash used in operating activities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: SBA Mortgage (Stone Bank)
  Amount Owed: $2,600,000.00
  Interest Rate: 8.75%
  Maturity Date: August 04, 2046
  The Company entered into a loan agreement on February 4, 2021 with a principal amount of $2.6M. The loan matures on August 4, 2046. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year and only interest payments are due. Beginning the 13th month, monthly principal and interest payments of $16,507.06 are due on the 1st calendar day every month. Beginning April 1, 2021, the interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter. As of December 31, 2023, the outstanding principal balance was $2,312,960 and the interest rate was 8.75% per annum. Additionally, the monthly payment amounts increased to $19,520.56.

- Creditor: SBA Disaster Relief Loan
  Amount Owed: $400,000.00
  Interest Rate: 8.75%
  Maturity Date: February 04, 2031
  The Company entered into a loan agreement on February 4, 2021 with a principal amount of $400K. The loan matures on February 4, 2031. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year. Further, for the first month only an interest payment is due. Beginning the second month, the Company must pay principal and interest payments of $4,418.10 on the 1st calendar of every month. The interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter, beginning April 1, 2021. As of December 31, 2023, the outstanding principal balance was $317,840 and the interest rate was 8.75% per annum.

- Creditor: Cheasapeake Bay Distillery
  Amount Owed: $183,954.00
  Interest Rate: 0.0%
  The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balances of these loans as of December 31, 2023 and 2022 are $139,409 and $183,954, respectively.

- Creditor: Chris Richeson
  Amount Owed: $139,409.00
  Interest Rate: 0.0%
  The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balances of these loans as of December 31, 2023 and 2022 are $139,409 and $183,954, respectively.

- Creditor: EIDL Loan
  Amount Owed: $75,500.00
  Interest Rate: 3.75%
  Maturity Date: June 10, 2050
  The Company entered into a loan agreement on June 10, 2020 with a principal amount of $75,500. The loan matures 30 years from the date of the promissory note (June 10, 2050). The interest rate is 3.75% per annum and principal and interest payments of $368 are due monthly. Interest accrues on the principal balance until receipt of first payment, which was expected 12 months from the date of the agreement. As of December 31, 2023, the outstanding principal balance was $70,348.

- Creditor: Henry E. Richeson Revocable Trust
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: December 30, 2025
  The Company entered into a loan agreement on December 31, 2023 with a principal amount of $100K. The loan is due and payable in full with accrued interest on December 30, 2025. The interest rate is 5% per annum. As of December 31, 2023, the outstanding principal balance was $100,000.

Related Party Transactions

- Name of Entity: Cheasapeake Bay Distillery
  Names of 20% owners: Chris Richeson, Interim COO
  Relationship to Company: Officer

Nature / amount of interest in the transaction: Amount owed is $7,960
Material Terms: The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balance of this loan as of December 31, 2023 is $7,969

- Name of Entity: Chris Richeson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Amount owed is $131,449.
  Material Terms: The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balance of this loan as of December 31, 2023 is $131,449.

Valuation

Pre-Money Valuation: $17,971,626.56

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock.

The Mutiny Island Vodka valuation was derived from three component categories:

1) The replacement cost of our Capitalized Assets

2) The value of Mutiny Founders and Company Management

3) The value of the Mutiny Story, Brand, and well-known Promotional Partners

Comparison with Industry Results

To validate the reasonableness of our valuation, we reviewed publicly available information on distillery and alcohol company revenue multiples, finding recent valuations ranging between 7.5 to 20 Gross Revenue multiples. This yielded a valuation range between $10.9M and $29.2M from our estimated 2023 revenue of $1,458,000. The Mutiny Island valuation of approximately $18M falls within the 62nd percentile of this range.

-Industry Results show 7.5 to 20 x Gross Revenue

-Mutiny Island's 2023 annual projection = $1,458,000

Business Valuation Components

1. Capitalized Assets: Un-depreciated Cost approximates replacement cost = ~$3.0M

2. Founders & Company Management:
- Todd Manley – Founder / CEO / Board Chairman
- Chris Richeson – Founder / COO / Board Secretary
- Michael Fennessy – CFO / Board Treasurer

The Officers are not compensated. Their time and effort are dedicated to the success of the Company and the protection of Investors. All officers and board members are also shareholders. The Officers have a combined 120 years of diversified business management experience.

Other Board Members:
- David Johnson, Stacey Pinkerd, Michael Lintner, Mahlon Kennicutt – Board Members are also not compensated for their time and efforts to bring success to the Company. All of these board members have had successful business careers (see Team section of Campaign Page) and, through their knowledge, experience, and industry relationships, add value to the business regularly.

Total Founders and Company Management Valuation = ~$7.0M

3. The Mutiny Story, Brand and Promotional Partners:
a) To our knowledge, we offer the only "Island Vodka" in the world, as we own the trademark.
b) Mutiny Island Vodka incentivizes the planting of Breadfruit Trees, which helps to feed people, create jobs, and benefit the environment. Breadfruit trees sequester tons of carbon from the atmosphere helping to mitigate climate change while returning carbon to better the soil. It's been estimated that one Breadfruit Tree can feed a family of 4 for life. A versatile

fruit for many uses, including making one of the world's first Island Vodkas. We at Mutiny are dedicated to helping the environment and helping to end starvation in the wide areas where breadfruit trees can thrive while using this gift from nature as our signature ingredient in Mutiny Island Vodka.
c) Mutiny currently has partnerships for promotion with American Airlines, Applebees, Red Bull, and Margaritaville. These partnerships are resulting in increasing sales and exposure for the brand.
d) Consultant agreement with highly successful industry-wide marketing consultants Mike and Nancy Litner, who contributed greatly to the success of brands such as Bookers, Makers Mark, Basil Haden, Corona Beer, and VOX.
The Litners work in exchange for 5% of the Mutiny after 5 years of vesting while they contribute to our ongoing growth.

Mutiny gross revenues have increased 89% from 2020, our first full year in business, to projected 2023.

Total Mutiny Story, Brand, and Promotional Partners Valuation = ~$8.0M

Total Company Valuation on above components = $18.0M

Conclusion

Based on the above, we believe the current valuation of $17,971,626.56 is reasonable.

Use of Proceeds

If we raise the Target Offering Amount of $14,995.44 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,997.44, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Campaign Marketing
  15.0%
  Marketing for Start Engine Campaign, Emails, Paid Ads, boosts, video asset creation, legal fees, planting breadfruit trees.

- Hiring Personnel
  14.0%
  Onboarding additional boots on the ground sales people. Hiring of content creators and influencers for marketing.

- Technology / marketing and sales campaign implementation
  15.0%
  Use of CRM sales management, SEO Optimization, E-commerce site, Paid ads and automation software for tactical programming.

- Account Support (Marketing)
  8.0%
  Menu Printing, Bar Mats, T Shirts, Bottle Openers, National Account Marketing Contributions

- Ongoing Operations
  41.0%
  Operation of manufacturing spirits, restaurant and tourist tours on site at Sion Farm Distillery.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://mutinyislandvodka.com (mutinyislandvodka.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mutinyislandvodka

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Twin City Island Spirits, Inc.

[See attached]

MUTINY
ISLAND VODKA®

Twin City Island Spirits, Inc.
(the "Company")
a Territory of The United States Virgin Islands (District of St. Thomas-St. John) Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Twin City Island Spirits, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 1, 2023

TWIN CITY ISLAND SPIRITS, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	979,921	322,365
Accounts Receivable	89,850	132,781
Shareholder Receivable	97,174	36,828
Prepaid Expenses	245	4,055
Employee Receivable	-	-
Inventory	152,873	281,742
ERTC Receivable	-	-
Total Current Assets	1,320,064	777,770
Non-Current Assets:		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	2,129,257	2,201,356
Total Non-Current Assets	2,129,257	2,201,356
TOTAL ASSETS	3,449,320	2,979,126
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	112,819	139,266
Current Portion of Long Term Debt	75,268	52,631
Shareholder Loans	139,409	183,954
Sales Tax Payable	128,115	79,640
Other Liabilities	(2,962)	5,295
Total Current Liabilities	452,649	460,787
Non-Current Liabilities:		
Notes Payable	2,725,882	2,705,910
Debt Issuance Costs, net of Accumulated Amortization	(123,304)	(129,368)
Total Non-Current Liabilities	2,602,577	2,576,542
TOTAL LIABILITIES	3,055,226	3,037,329
EQUITY		

Common Stock	2,408,915	2,408,915
Preferred Stock	3,209,001	1,500,000
Accumulated Deficit	(5,223,822)	(3,967,118)
TOTAL EQUITY	394,094	(58,203)
TOTAL LIABILITIES AND EQUITY	3,449,320	2,979,126

TWIN CITY ISLAND SPIRITS, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues	**1,497,474**	**1,163,398**
Revenues: Bottled Spirits	448,568	446,173
Revenues: Miscellaneous	115,835	50,400
Revenues: On Premise/Off Site Events Food & Beverage	898,641	624,268
Revenues: On Premise/Off Site Events Merchandise	31,604	34,493
Revenues: On Premise/Off Site Events Sanitizer & Disinfectant	1,002	3,314
Revenues: Other	1,824	4,749
Cost of Revenue	**(631,380)**	**(511,163)**
Cost of Revenue: Bottled Spirit	(276,672)	(219,299)
Cost of Revenue: Miscellaneous	(31,673)	(19,612)
Cost of Revenue: Packaging	(29,953)	(19,907)
Cost of Revenue: Sanitizer & Disinfectant	(2,156)	175
Cost of Revenue: Food and Beverage	(208,926)	(168,424)
Cost of Revenue: Merchandise	(82,000)	(84,097)
Gross Profit	**866,094**	**652,235**
Operating Expenses		
Advertising and Marketing	227,830	249,785
Bad Debt Expense	0	1,900
General and Administrative	1,388,396	1,293,635
Rent and Lease	16,004	9,724
Total Operating Expenses	**1,632,230**	**1,555,044**
Total Loss from Operations	**(766,136)**	**(902,809)**
Other Income	**0**	**16,236**
SBA Loan Forgiveness	0	9,900
Other Income: Interest Earned	0	6,336
PPP Loan Forgiveness	0	0
ERTC Credit	0	0
Other Expense	**282,528**	**182,027**

Interest Expense	282,083	181,785
Other Expense	445	242
Total Other Income/Expense	**282,528**	**182,027**
Earnings Before Income Taxes, Depreciation, and Amortization	**(1,048,664)**	**(1,068,600)**
Depreciation and Amortization	187,216	180,601
Net Income (Loss)	**(1,235,880)**	**(1,249,201)**

TWIN CITY ISLAND SPIRITS, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(1,235,880)	(1,249,201)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	187,216	171,537
Inventory	128,869	39,962
Accounts Receivable	42,931	(33,245)
Shareholder Receivable	(60,346)	(36,828)
Employee Receivable	-	1,900
Employee Retention Credit	-	310,668
PPP Loan Forgiveness	-	-
Prepaid Expenses	3,810	2,520
Other	40,217	37,464
Accounts Payable	(26,447)	23,940
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	316,249	517,919
Net Cash provided by (used in) Operating Activities	(919,631)	(731,281)
INVESTING ACTIVITIES	-	-
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation Depreciation	(135,941)	(86,397)
Net Cash provided by (used in) Investing Activities	(135,941)	(86,397)
FINANCING ACTIVITIES		
Common Stock	0	-
Preferred Stock	1,709,001	1,500,000
Notes Payable	48,672	(75,519)
Shareholder Loans	(44,545)	(344,701)
Net Cash provided by (used in) Financing Activities	1,713,128	1,079,780
Cash at the beginning of period	322,365	60,264
Net Cash increase (decrease) for period	657,556	262,101
Cash at end of period	979,922	322,365

TWIN CITY ISLAND SPIRITS, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/22	2,408,915	2,408,915	-	-	-	(2,717,918)	(309,003)
Issuance of Stock	-	-	500,000	1,500,000	-	-	1,500,000
Additional Paid in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(1,249,201)	(1,249,201)
Ending balance at 12/31/22	2,408,915	2,408,915	500,000	1,500,000	-	(3,967,119)	(58,203)
Issuance of Stock	328,965	-	569,668	1,709,001	-	-	1,709,001
Prior Year Adjustment						(20,823)	(20,823)
Additional Paid in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(1,235,880)	(1,235,880)
Ending balance at 12/31/23	2,737,880	2,408,915	1,069,668	3,209,001	-	(5,223,822)	394,094

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Twin City Island Spirits, Inc. ("the Company") was formed in the territory of the United States Virgin Islands, District of St. Thomas and St. John on June 20, 2018. The company earns revenues through the sale of its unique brand of the world's first breadfruit island vodka (Mutiny Island Vodka) and through its operation of a premiere tourist destination and event venue where it offers tours, food, beverages, and entertainment to guests. It plans to expand operations and grow sales internationally. It also plans to operate a distillery for its brands and be a contract distiller for others. Its products will be sold wholesale and retail, both domestically and abroad.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is some uncertainty about the company's ability to continue as a going concern for the next twelve months. Note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $322,365 and $979,921 in cash as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2022 and December 31, 2023 consisted of the following: raw materials $148,004, $71,863, and finished goods $133,737, $81,010, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. The Company uses a mixture of straight line and double declining balance depreciation methods depending on the asset class.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Method	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5	200 DB	194,265	46,846		147,419
Leasehold Improvement	15	150 DB	80,639	14,712		65,927
Building	39	SL	1,749,058	221,490		1,527,568
Furniture and Fixtures	7	200 DB	669,493	431,080		238,413
Land			147,750			147,750
Vehicles	5	200 DB	37,369	35,189		2,180
Grand Total	-		**2,878,574**	**749,317**		**2,129,257**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates its revenues from its alcohol sales and tasting room operations. The Company's payments are generally collected at time of service or time of purchase. The Company's primary performance obligations are fulfilled once customers are served and when alcohol products are delivered to its customers.

With regard to the company's planned operations enhancements, the Company will identify and analyze its additional performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a five year rental lease agreement, effective October 1, 2018. The contract's original term ends on September 30, 2023 and is subject to review by the Company and the lessor for possibility of extension. The contract may be extended by the Company for two successive five year extensions at the terms established in the current agreement. The company executed the first five year extension. In accordance with the terms of the current lease, the Company shall pay 10% of adjusted net revenue, which is defined as gross revenues less gross receipt tax. An $800 per month minimum is payable to the lessor.

Loan 1:
The Company entered into a loan agreement on June 10, 2020 with a principal amount of $75,500. The loan matures 30 years from the date of the promissory note (June 10, 2050). The interest rate is 3.75% per annum and principal and interest payments of $368 are due monthly. Interest accrues on the principal balance until receipt of first payment, which was expected 12 months from the date of the agreement. As of December 31, 2023, the outstanding principal balance was $70,348.

Loan 2:
The Company entered into a loan agreement on February 4, 2021 with a principal amount of $2.6M. The loan matures on August 4, 2046. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year and only interest payments are due. Beginning the 13th month, monthly principal and interest payments of $16,507.06 are due on the 1st calendar day every month. Beginning April 1, 2021, the interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter. As of December 31, 2023, the outstanding principal balance was $2,312,960 and the interest rate was 8.75% per annum. Additionally, the monthly payment amounts increased to $19,520.56.

Loan 3:
The Company entered into a loan agreement on February 4, 2021 with a principal amount of $400K. The loan matures on February 4, 2031. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year. Further, for the first month only an interest payment is due. Beginning the second month, the Company must pay principal and interest payments of $4,418.10 on the 1st calendar of every month. The interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter, beginning April 1, 2021. As of December 31, 2023, the outstanding principal balance was $317,840 and the interest rate was 8.75% per annum.

Loan 4:
The Company entered into a loan agreement on December 31, 2023 with a principal amount of $100K. The loan is due and payable in full with accrued interest on December 30, 2025. The interest rate is 5% per annum. As of December 31, 2023, the outstanding principal balance was $100,000.

Shareholder Loans:
The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balances of these loans as of December 31, 2023 and 2022 are $139,409 and $183,954, respectively.

NOTE 6 – EQUITY

The Company has authorized 2,738,000 shares of common stock at a $1.00 par value and $1,333,334 shares of preferred stock at $3.00 per share. As of December 31, 2023, the Company had 2,737,880 common shares issued and outstanding and 1,069,668 preferred shares issued and outstanding.

Voting: Common and Preferred stockholders are entitled to one vote per share.

Dividends: Dividends upon the capital stock of the Company may be declared by the Board of Directors at any regular or special meeting. The Company is not obligated to provide dividends on Preferred Shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 1, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

5 DAYS LEFT

GET A PIECE OF MUTINY ISLAND VODKA BY TWIN CITY ISLAND SPIRITS, INC.

Better Cocktails. Better Planet.

Mutiny Island Vodka® is meticulously crafted using the island superfood breadfruit, resulting in what we believe is the first ultra-premium, gold medal and double gold medal, Island Vodka® infused with island essence, character, rhythm, and flavor. With every sip, you're no...
Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MUTINY
ISLAND VODKA®
BETTER COCKTAILS.
BETTER PLANET.®
MUTINY
ISLAND VODKA

$629,848.77 Raised

REASONS TO INVEST

- Led by a team seasoned across the food & beverage industries, including backgrounds with Jim Beam and Diageo, Mutiny Island Vodka® is uniquely & sustainably crafted from breadfruit in the US Virgin Islands.
- We forge resilient partnerships, including Applebee's franchises, cocktail ideation with Red Bull, & American Airlines. Our journey aligns with a growing craft vodka market expected to rise by $760M with 6.05% CAGR.
- With a recent launch with the Thrive Restaurant Group in June, and an ongoing collaboration with NRP Restaurants this year, we believe our path is already fortified with industry leading distinction.

Get Equity
$4.72 Per Share

RAISED	INVESTORS
$629,848.77	338
MIN INVEST	**VALUATION**
$495.60	$17.97M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

TEAM



Todd Allen Manley • CEO & Board Member
Before moving to his new home of the U.S. Virgin Islands, Todd ran multiple restaurants with average revenues of $1.4M per year per each restaurant. He has been honored to receive numerous awards from "Chef of the Year" to multiple recognitions of his ...
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David Alan Johnson • Board Member
David Johnson was Salutatorian of the 1991 graduating class of Appling County High School in Baxley, Georgia. He attended University of West Georgia where he was active and held leadership roles in several student organizations including Kappa Sigma ...
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Stacey Allen Pinkerd • Board Member
Stacey Pinkerd has been an active board member with Mutiny Island Vodka (TCIS) since its inception. He retired from Visa in 2015 where he worked for 19 years and managed Products across multiple geographies including North America and the Asia Pacific ...
Read More

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THE PITCH

Get the Island Spirit!


HANDCRAFTED FROM
BREADFRUIT
AND CARIBBEAN RAINWATER
Mutiny Island Vodka® offers a taste of island life, while supporting stewardship for the planet and sustainability. By enjoying these gluten free spirits, we believe YOU can help make a difference by incentivizing the planting of breadfruit trees, aiming to create food security, economy, and to better the planet! Cheers Mutineer!

What if you could do big business in the super competitive and rewarding spirit industry, and be a model for how to contribute to the betterment of the planet by doing so as a model of sustainability at the same time? What if just by supporting Mutiny Island Vodka® and breadfruit that you potentially help create food security, jobs, and better the planet? Would you support it?

Experience the unique essence of the US Virgin Islands with Mutiny Island Vodka®. Crafted from breadfruit, our Island Vodka offers a taste of island life while supporting sustainability. By enjoying our gluten-free, multiple gold medal winning breadfruit spirit, you're making a difference, and our commitment to sustainability through breadfruit benefits our home planet Earth. Breadfruit cultivation fights hunger, generates jobs, and betters the environment, according to our research. Discover the magic of breadfruit—a little known for now, superfood with untapped potential, and join us on our journey to a greener world. Join the Better Cocktails. Better Planet. Revolution. Mutiny Island Vodka®. Go breadfruit!

00:43

THE OPPORTUNITY

Eco-Conscious Island Vodka = You are a Mutineer for the Planet!

Mutiny Island Vodka® is all about rich flavors, sustainability, and making a positive global impact. With an endorsement from Trees That Feed Foundation, our mission takes on a meaningful edge. The heart of our craft spirits is breadfruit—a solution to hunger and a warrior against climate change. Planting a tree feeds a family of four for life, all while soaking up CO_2. (Source, Source, Source)



Breadfruit trees sequester tons of carbon from the atmosphere, helping to mitigate global warming, and then return it to the ground bettering the soil.
Breadfruit is touted as a super food and its abundance can create sustainable food security for communities!
Breadfruit agroforestry creates sustainable jobs and an economy for communities in need of new opportunities.
MUTINY
ROOTS
Endorsed by
Trees That Feed Foundation
Planting Fruit Trees to Feed People, Create Jobs and Benefit the Environment

*Source, Source, Source

Distribution obstacles are history, thanks to Breakthru Beverage Group, Johnson Brothers United, and other U.S. partners. Zero-waste practices mean every bit counts. Our Sion Farm distillery on St. Croix in the U.S. Virgin Islands, represents a beacon of spirit innovation. From Marketing Consultant and "Jim Beam comm expert" Mike Lintner to master distiller (like Chris Richeson and Art Wollenweber who formerly oversaw the production of Captain Morgan) and savvy sales leaders, our team is crafting purpose in everything we do.

THE MARKET & OUR TRACTION

Crafting Excellence for Conscious Consumers

We're proud to note that we have been able to replicate our model and incentivize the planting of breadfruit in many places, including in the Florida Keys and in Puerto Rico, where they have ramped up their breadfruit agroforestry to a degree that Mutiny Island Vodka® has been able to produce exclusive Puerto Rican and Grimal Grove Big Pine Key Reserve editions that directly impact their communities for the better. This means jobs creation, food security, bettering the environment, and now creating a value added export through sustainable agriculture (in our view)! Go Breadfruit!

While pre-revenue, our journey has already been adorned with several awards, including a prestigious gold medal from the 2022 San Francisco World Spirits Competition, Best in Class Tails of the Cocktail 2022, and double gold for The Fifty Best 2023 competition, Best Domestic Vodka! Beyond such recognition, our accolades extend to distinguished events and partnerships with several notable figures and market leaders. Our ties with Applebee's through its franchisees (where our presence during an NRP sales contest at the top performing location accounted for a remarkable 62.45% of liquor sales and 13.9% over all locations) and programming by American Airlines reflect sustainable industry confidence and traction.



The Craft Vodka Market is expected to grow to
$760.09 M
during the period of 2022-2027
At a CAGR of
6.05%
MUTINY
ISLAND VODKA

As a company that's barely seen its first year due to the pandemic, these formidable collaborations and partnerships underline the strength of our value proposition—bringing carbon reducing libations through breadfruit, with purpose to a broader audience. Our efforts harmonize well with the burgeoning craft vodka market, **expected to grow by $760.09 million** during the period 2022-2027, with a **CAGR of 6.05%** (Source). Mutiny Island Vodka's® Annual Growth Rate is just under 30% during the 2020 to 2022 period. Notably, the resonance of sustainability with Gen Z and Millennial consumers propels this growth, reinforcing the significance of our conscious choices in flavor and impact. (Source)

WHY INVEST

“Breadfruit Has All The Makings Of A Global Future Food Trend”*

*Source



We invite you to step into a world where each sip and each tree carries the promise of a better planet™. Mutiny Island Vodka's® journey is one of **purpose, sustainability, and undeniable taste.** Even Forbes Magazine Online has acknowledged the future of breadfruit! As we embark on a journey to craft a premium spirit with mission-led roots, you're invited to invest in not only a better cocktail; you're invited to back a better movement, one by the world and for the world. Imagine a world where owning a piece of Mutiny Island Vodka® translates into a stake in an eco-friendly, globally owned venture—one that aims to nurture a greener planet and a sustainable future for all.

Don't just raise your glass--raise the stakes. Join the Breadfruit Revolution! Throw off the conventions of the normal business model for sustainability and become a Mutineer for the planet!

Join us in raising the bar for spirits and sustainability with Mutiny Island Vodka®! Cheers Mutineers!

ABOUT

HEADQUARTERS
4000 Sion Farm
Christiansted, VI 00820

WEBSITE
View Site

Mutiny Island Vodka® is meticulously crafted using the island superfood breadfruit, resulting in what we believe is the first ultra-premium, gold medal and double gold medal, Island Vodka® infused with island essence, character, rhythm, and flavor. With every sip, you're not only elevating your cocktail experience—we believe you are helping to create a better planet™.

TERMS

Mutiny Island Vodka by Twin City Island Spirits, Inc.

Overview

PRICE PER SHARE
$4.72

VALUATION
$17.97M

DEADLINE
Apr. 30, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$495.60

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.44

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
3,177

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
261,652

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Combo/Avid Investor Perk

Early First Mate - Invest $500 (minimum investment)+ within the first week and receive 2% bonus shares and have one breadfruit tree planted for the planet.

Early Captain - Invest $1,000+ within the first week and receive 5% bonus shares and have 2 breadfruit trees planted for the planet. 10% off code for all online bottle orders in eligible states (3 bottle minimum) from the Mutiny Island Vodka Website.

Early Admiral - Invest $2,500+ within the first week and receive 10% bonus shares and have 5 breadfruit trees planted for the Planet, receive a Mutiny Island Vodka Mutineer for the planet shirt. 10% off code for all online bottle orders in eligible states.

Early Mutineer - Invest $5,000+ within the first week and receive 15% bonus shares + 10 breadfruit trees planted + a Mutiny Island Vodka Mutineer for the Planet shirt + 10% off code for online bottle orders in eligible states + a call with founders.

Amount-Based Perks

First Mate Perk — Invest $1,000 at any time after the first week and receive 2% bonus shares, plant 2 breadfruit trees for the planet, 10% off code for all online bottle orders in eligible states (3 bottle minimum)from the Mutiny Island Vodka Website.

Captain Perk — Invest $2,500+ at any time after the first week and receive 3% bonus shares, plant 5 breadfruit trees for the planet, and a 10% off code for all online bottle orders in eligible states (3 bottle minimum) from the Mutiny Island Vodka Website.

Admiral Perk — Invest $5,000+ with 4% bonus shares, plant 10 breadfruit trees with a note from Trees That Feed Foundation + Mutiny Island Vodka Mutineer for the Planet shirt +10% off code for online bottle orders in eligible states + a call with the founders.

Mutineer Perk — Invest $10,000+ and receive Time with Founders + 6% bonus shares + plant 15 breadfruit trees +Trees That Feed Foundation certificate + 10% off code for online bottle orders in eligible states + a Mutiny Island Vodka Mutineer for the Planet shirt.

Super Mutineer Perk – Invest $50,000+ and receive Mutineer Perks plus an open invitation to visit production facilities and extensive follow-up time with Founders**

***Transportation and lodging not provided.*

Mid-Campaign Perks:

Mid-campaign Perk 1 — Invest $500 between February 20th to February 22nd and receive 10% bonus shares

Mid-campaign Perk 2 — Invest $500 between March 20th to March 22nd and receive 10% bonus shares

Loyalty Bonus: The Original Mutineers! Current Shareholders, friends and family, account supporters, and B2B partners will receive 10% bonus shares, a lifetime 10% off code on all online purchased bottles in eligible states (3 bottle minimum) from the Mutiny Island Vodka Website, and a Mutiny Island Vodka Mutineer for the Planet shirt.

Reservation Bonus: Reservation holders in the Testing the Waters Page will receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Twin City Island Spirits, Inc. (d/b/a Mutiny Island Vodka) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.72 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $472. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and The Mutineer Brand Loyalty Bonus in addition to the aforementioned bonus.

PRESS

Forbes

Breadfruit Has All The Makings Of A Global Future Food Trend

View Article

Travel Awaits

10 Best Off The Beaten Path Spots in the Lower Florida Keys

View Article

Sustainable Brands

Mission-Driven Distilleries Champion Conservation

View Article

ALL UPDATES

04.15.24

We've Hit $600K! Join Our Green Revolution

Ahoy Mutineers!

We're thrilled to announce that thanks to you, our incredible investors, we've officially hit the **$600K mark in our StartEngine campaign!** This milestone is a testament to the strong support and commitment of this community, propelling us forward in our mission.

Additionally, over the weekend, Mutiny Island Vodka was featured in a prominent Sustainable Brands' article among nationally recognized brands for our efforts in distilleries that championing conservation. It's exciting to see our name shine alongside other innovators dedicated to making a positive impact on the planet. Check out the article here and see why now is the perfect time to invest in a brand that's making waves in sustainability.

INVEST NOW

Here's to reaching new heights and crafting a better planet, one sip at a time!

Cheers, Mutineers!

Chef Todd

JOIN THE REVOLUTION

04.12.24

Our Community Joins In! | Insider Investment Note

Ahoy Mutineers!

In case you missed it, this past Sunday we celebrated a major milestone with a live check presentation to The Trees That Feed Foundation at Grimal Grove, marking over 1,000 breadfruit trees planted! The event not only showcased our commitment but also sparked further support and potential partnerships in one of our key growth markets, the Florida Keys, keeping the wave of excitement rolling. Watch the live presentation on our Instagram. (And while you're at it, give us a follow!)

As we edge *very* closely to the $600K mark, the momentum is stronger than ever. Now is the perfect time to dive in and join the Mutiny Island Vodka revolution. Invest today and ride the wave to a greener future!

JOIN THE REVOLUTION

Cheers, Mutineers!

Chef Todd

Invest in Mutiny Island Vodka

We're excited to see our community come in and invest in Mutiny Island Vodka! Our Insiders have invested a total of $517.83 into the offering recently! We hope you join in as well! Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

04.05.24

Celebrating 1,000 Trees Planted by our Investors!

Ahoy, Mutineers!

This Sunday marks a pivotal moment in our journey as we present a significant contribution to The Trees That Feed Foundation, commemorating the **planting of 1,000 breadfruit trees**. This milestone, achieved thanks to the support of our dedicated investors—**you're the true heroes of this story**—is a testament to what we can accomplish together for our planet.

For those nearby in the Florida Keys, we'd be thrilled to have you join us in person! And for everyone else dreaming of this tropical paradise, we're bringing the celebration to you. We'll share our live check presentation on our social channels at on **Sunday April 7th at approximately 3:30pm ET**, showcasing the impact of your support. Mark your calendars and give us a follow now! [Instagram | Facebook]

For those who are new around here, a bit about Grimal Grove: This unique tropical fruit oasis in the Florida Keys exemplifies dedication to sustainable farming and biodiversity. As the only breadfruit grove in the continental U.S. – it's an educational beacon for sustainable practices and illustration of community driven growth. [Coming Soon: Mutiny Island Vodka Grimal Grove Small Batch Reserve, featuring breadfruit grown exclusively in the FL Keys.]


MUTIN
ISLAND VODK

Thank you to each of our investors for being part of this significant achievement. Together, we're not just sharing a taste of the islands; we're growing a greener future, one tree—and sip—at a time. And for those who've yet to join us...as we approach the 600K milestone, there's no better time than now to Invest in Mutiny Island Vodka.

JOIN THE REVOLUTION

Here's to the next 1,000 trees and beyond!

With gratitude,

Chef Todd

03.29.24

We've Joined Forces with Disney & Virgin Voyages!

Ahoy Mutineers!

We're thrilled to announce our latest partnership with Chukka Caribbean Destinations and Disney Cruise Line, offering a unique cocktail experience. Here, adventurers will shake, sip, and snack via a Disney-inspired journey through the lore of breadfruit, pirates, and our very own Mutiny Island Vodka. This hands-on experience – "Becoming a Mutineer – Cocktail Tasting and Caribbean Bites" – promises Caribbean flavors, storied concoctions, and a dash of rebellion.

We've also teamed up with Virgin Voyages for an exclusive "Better Cocktail, Better Planet Class". Exclusive to Virgin, this experience dives into our sustainable practices and the transformative power of breadfruit, all while guests craft their perfect island cocktail. In our inaugural season, this tour is already "Top Rated" and guest feedback was off the charts!

These collaborations amplify our brand on a global stage, linking Mutiny Island Vodka with the esteemed Disney and Virgin brands. It's about more than just sales; it's about making a statement in the spirits industry and sharing the exuberant island spirit with travelers from around the globe.

Invest now and join us as we chart this exciting course. Your investment supports our sustainable mission and propels Mutiny Island Vodka into new, adventurous territories.

INVEST NOW

Cheers,

Chef Todd

03.27.24

Mutiny Mule Tops the Charts in Key West!

Ahoy, Mutineers!

The numbers are in... and we're thrilled to share that our **Mutiny Island Mule** has clinched the title of the **top-selling cocktail at Kimpton Key West for 2023**, outperforming all others, including traditional favorites like the Pina Colada, by a staggering **20.5% in net sales**. But that's not all – we've also surpassed entire spirits categories, including Whisky, Rum, and even the combined sales of Gin/Tequila. This underscores our island spirit's broad appeal and potential to enhance bottom-line results across more venues while aligning with companies like IHG's sustainability goals.

JOIN THE REVOLUTION

This victory is especially meaningful because of our partnership with Grimal Grove, the only breadfruit farm in the continental US, located right in the heart of Key West. It's a symbol of our dual commitment to innovation, sustainability, and the unique flavors of the islands.

For investors, or those just thinking about jumping in, this is an opportune moment. As we continue to grow and as April brings more Mutiny happenings in the Florida Keys, the potential for wide adoption and significant impact on sustainability and growth continues to build every day.

INVEST NOW

Cheers Mutineers!

Chef Todd

03.25.24

500K Milestone Achieved = 1,000 Trees Planted!

Ahoy, Mutineers!

As we hit the **$500K mark** with our StartEngine campaign, we're not just celebrating a number; we're marking a milestone of commitment and action. **Together, we've pledged to plant 1,000 breadfruit trees, thanks to our partnership and endorsement with the Trees That Feed Foundation.**

This isn't just about Island Vodka. It's about using our spirit for good, turning sips into solutions for the planet. The Trees That Feed Foundation shares our vision, working tirelessly to plant food-bearing trees that provide sustenance, support ecosystems, and combat climate change—one fruit-bearing tree at a time.

JOIN THE REVOLUTION

So, as we raise our glasses to this 500K milestone, let's toast to more than just our success. Let's celebrate a greener, more nourishing future for communities around the globe, powered by every Mutiny Island Vodka supporter. Here's to sipping with purpose, and here's to you, Mutineers, for being an integral part of this revolutionary journey.

INVEST NOW

Cheers to the next 1,000 trees and beyond!

Chef Todd

03.22.24

The Mutineer crew is growing!

Ahoy, Mutineers!

A warm welcome to all the new faces in our crew! As we sail very close to planting 1,000 breadfruit trees in partnership with the Trees That Feed Foundation and hitting the $500K mark on StartEngine, we wanted to (re)share a bit about who we are for our new Mutineers just joining in on the fun.

Crafted from the tropical superfood, breadfruit, and the purest Caribbean rainwater, our Island Vodka is as refreshing as the first dip in the ocean. Mutiny Island Vodka is more than a spirit; it's a vibrant celebration of U.S. Virgin Island culture, a pledge to the earth beneath our sandy shores, and a mission to pour a brighter future into every glass.

As we approach this exciting milestone, realize that with every investment in Mutiny Island Vodka, you're embracing an island adventure while supporting a noble cause. Join us in a mutiny against the mundane. Invest in the taste of the USVI, in Mutiny Island Vodka, and let's navigate together toward a future where every sip supports our planet and its people.

Here's to nearing our 1,000 breadfruit tree milestone and to every Mutineer who's steered us towards $500K on StartEngine. Cheers to the journey ahead!

INVEST NOW

With gratitude,

Chef Todd

03.15.24

Our Community Joins In! | Insider Investment Notic

Ahoy, Mutineers!

Thanks to YOU, our valiant investors, we've sailed past the $450K mark on our StartEngine campaign! Your enthusiasm and support have now committed to the planting of over 900 breadfruit trees, bringing us tantalizingly close to an incredible milestone: 1,000 trees pledged for planting through our partnership and endorsement with the Trees That Feed Foundation.

INVEST NOW

To celebrate, we wanted to share some **fun facts** that you probably never knew about the magical superfood, breadfruit:

- The infamous Mutiny on the Bounty was sparked over a mission to transport breadfruit, inspiring our name and revolutionary island spirit.
- Ever wonder what the first-ever surfboards were carved from? Yes, it was the breadfruit tree! Ancient islanders turned its light yet strong wood into the original wave riders.
- Peter Pan's go-to snack in Neverland? Breadfruit. It's the secret behind the Lost Boys' endless energy and never-grow-old vibes.
- Breadfruit is crucial in fighting global hunger, flourishing in the tropics where 80% of the world's hungriest reside. Just one tree can feed a family of four for life!
- A culinary superstar, the versatility of breadfruit spans from exquisite Island Vodka to gluten-free baking flour, exotic curries, and even Chef Todd's cherished cheesecake.
- Breadfruit trees are climate champions, absorbing tons of carbon annually, withstanding severe weather, and rejuvenating the soil, supporting the communities that nurture them.

We're less than $50K away from our next milestone, and your continued support is crucial. Together, we're not just investing in a brand; we're nurturing a future where sustainability and community thrive side by side.

JOIN THE REVOLUTION

Cheers, Mutineers!

Chef Todd

____

We're excited to see our community come in and invest in Mutiny Island Vodka! Our Insiders have invested a total of $67,411.68 into the offering to date! We hope you join in as well! Invest in Mutiny Island Vodka! Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

03.06.24

Island Vodka Partnership at International Event

Ahoy, Mutineers!

We're thrilled to announce that Mutiny Island Vodka will be the exclusive island vodka provider at the upcoming Saint Martin Music Festival! This incredible event will unite music lovers from across the globe, with tens of thousands of attendees from various countries, over a spectacular week-long celebration hosted across 10 unique venues. This festival will feature over 50+ artists from March 11-18th, setting the stage for unforgettable experiences against the breathtaking backdrop of Saint Martin. Check it out here.

This partnership is more than just international exposure for Mutiny Island Vodka; it aligns perfectly with our mission to promote the Caribbean on a global scale and drive economic opportunities. We're committed to ensuring that attendees enjoy our delicious, sustainably crafted spirit. Our team is currently working tirelessly to prepare, ensuring we have ample product and well-trained bartenders ready to serve up our smooth island spirit to music enthusiasts all week long.

This Saint Martin Music Festival partnership is just one of the incredible waves we're riding at Mutiny Island Vodka. Invest today and be part of this revolution as we continue to make a splash on the global stage, championing sustainability and the unique spirit of the islands.

Cheers!

Chef Todd

Join the Revolution

03.01.24

Celebrating Milestones & Welcoming New Crew Member

Ahoy Mutineers,

Our first week on StartEngine catapulted us towards the $400K mark. Thanks to all of you, we were proudly featured on the StartEngine homepage and included in a dedicated email blast to new potential investors. A hearty cheers to the end of early bird perks and our shared momentum.

Welcome Aboard, New Mutineers

To our newcomers, dive into the Mutiny Island Vodka revolution. Rooted in the magic of breadfruit, our island vodka isn't just a drink—it's a revolution for the planet. Every sip supports our mission for a sustainable and joyous future for our planet and its people. In the coming week, we'll bring you more insights and stories here to dive deeper into what we're all about.

Making Waves with Global Brands

With successful partnerships such as Virgin Voyages, Margaritaville, American Airlines, Applebee's, and Red Bull, and seasoned leaders from across the food & beverage industries, including backgrounds with Jim Beam and Diageo–our team is making a big splash in the craft vodka market, expected to rise by $760M with 6.05% CAGR. Now *that's* something to cheers about.

Invest Now & Join Our Mission

As we near $400K, the time is ripe to join our crew. Let's raise our glasses to a greener future and make history together.

Cheers Mutineers!

Chef Todd

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Mutiny Island Vodka by Twin City Island Spirits, Inc..

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus
Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
First Mate Perk
Invest $1,000 at any time after the first week and receive 2% bonus shares, plant 2 breadfruit trees for the planet, 10% off code for all online bottle orders in eligible states (3 bottle minimum)from the Mutiny Island Vodka Website.

Select

$2,500
Captain Perk
Invest $2,500+ at any time after the first week and receive 3% bonus shares, plant 5 breadfruit trees for the planet, and a 10% off code for all online bottle orders in eligible states (3 bottle minimum) from the Mutiny Island Vodka Website.

Select

$5,000
Admiral Perk
Invest $5,000+ with 4% bonus shares, plant 10 breadfruit trees with a note from Trees That Feed Foundation + Mutiny Island Vodka Mutineer for the Planet shirt +10% off code for online bottle orders in eligible states + a call with the founders.

Select

$10,000
Mutineer Perk
Invest $10,000+ and receive Time with Founders + 6% bonus shares + plant 15 breadfruit trees +Trees That Feed Foundation certificate + 10% off code for online bottle orders in eligible states + a Mutiny Island Vodka Mutineer for the Planet shirt.

Select

$50,000
Super Mutineer Perk
Invest $50,000+ and receive Mutineer Perks plus an open invitation to visit production facilities and extensive follow-up time with Founders**

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

NF **Norman Frorup Jr**
22 days ago

With the funds raised through Start Engine, what will the funds be used for? I couldn't find it in the overview.

1 0

TM **Todd Manley**
Mutiny Island Vodka by Twin City Island Spirits, Inc. • 22 days ago

Hi Norman,
Funds will be used for ongoing operations, but mostly o...
Show more

0

DJ

Dean Jean-Pierre
2 months ago

The package of $2500 where are the breadfruit trees being planted? Is it a farm, onsite? Where?

1 0

TM

Todd Manley
Mutiny Island Vodka by Twin City Island Spirits, Inc. • 2 months ago

Hi Dean!
...
Show more

0

IM

Isaiah Mcpeak
2 months ago

This valuation seems astronomic versus the financials. Help me understand how you got there.

1 0

TM

Todd Manley
Mutiny Island Vodka by Twin City Island Spirits, Inc. • 2 months ago

Hi Isaiah. Thanks for the interest in probably the world's only Island Vodka made from breadfruit, Mutiny! Go ...
Show more

0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

When was the last time you enjoyed a chilled cocktail and thought: "Man, I never knew saving the planet could be this damn delicious"?

With Mutiny Island Vodka, every bottle is a tropical vacation. Every sip, a stand against climate change, poverty, and world hunger.

Mutiny Island Vodka is a double gold medal island vodka packed with purpose—distilled from Caribbean rainwater and the magical superfood, breadfruit.

Ready for a quick Breadfruit 101? This starchy cousin of the jackfruit is a nutritional powerhouse. Just a single tree can feed a family of 4 for life, producing hundreds of fruits per season for up to a century with minimal upkeep.

AND breadfruit trees are powerhouses in the fight against climate change, absorbing tons of carbon every year.

According to Forbes, the first complete, fully-designed breadfruit diet study heralded breadfruit's potential to be the next big nutritional trend. Even Chef Gordon Ramsay was blown away by the superfood's versatility on National Geographic's "Gordon Ramsay: Uncharted."

Despite its immense potential, breadfruit remains a criminally underused crop. We're unlocking that potential by making breadfruit the star of our award-winning island vodka.

With every bottle of Mutiny Island Vodka we sell, we're helping ensure that more breadfruit trees are planted to supply the demand—creating jobs, feeding families, and fighting global warming.

But let's be real—saving the planet is way more fun with friends. We've teamed up with major brands like Applebee's, American Airlines, and Virgin Voyages, and Margaritaville to serve cocktails starring our island vodka. And we are creating innovative recipes in collaboration with Red Bull, all while being endorsed by the Trees that Feed Foundation to promote breadfruit as a sustainable crop on a global scale.

But Mutiny Island Vodka isn't just about social impact. Our fans rave about our unique take on island vodka that no other brand can touch.

[Sample Testimonial #1]

Customer smells a tasting glass of MIV:

Wow, I was not expecting that. It smells like an island. Are you sure this is vodka?

[Sample Testimonial #2]

Yea it tastes great, but I also love that they are so dedicated to fighting climate change and world hunger. I can get behind that.

[Sample Testimonial #3]

Most vodkas taste harsh at room temperature, but Mutiny keeps an amazingly smooth flavor chilled or not. The tropical essences come through in every sip.

Basically, it tastes like a vacation.

We distill every bottle of Mutiny Island Vodka here in the US Virgin Islands with a motley team of:

local islanders, farmers, and foodie-connoisseurs

Expert master distillers with a gold-medal pedigree, known for crafting the iconic Captain Morgan.

And marketing consultants who previously developed some of Jim Beam's most iconic brands.

Together, we're revolutionizing craft vodka, which is projected to grow by almost three-quarters of a billion dollars in the next 4 years.

Long story short—we have the mission, the product, the partners, and the team.

Almost.

With this raise, we aim to scale our business—optimizing our distribution and technology tools, and expanding our footprint through hyper-targeted digital advertising and growing our sales team.

Join us in bringing Mutiny Island Vodka into the global conversation. You can be the hero who makes our planet healthier, and enables more island communities to thrive—

[CTA #1]

One mouthwatering, island-inspired sip at a time. Invest in Mutiny Island Vodka today.

[CTA #2]

One mouthwatering, island-inspired sip at a time. For each investment, we will plant breadfruit trees in your name to make an instant impact on hunger and climate change.

Join the revolution—invest in Mutiny Island Vodka today.

Additional campaign video

So as a chef, we're always trying to constantly innovate, to try to keep our guests happy, make everyone leave with a smiling face, and also have that creative fun. That's kind of how it translated into Mutiny Island Vodka as well.

With a breadfruit, you can make so many things, it's so versatile. You can use it like a potato, you can use it as a meat substitute. You can make taco shells out of it.

So when it came down for the idea to use it to make the world's first Mutiny Island Vodka, unbelievably, the first time we tried, it worked. And so we were amazed and we knew we had the right fit with the right ingredient to do so.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION OF TWIN CITY ISLAND SPIRITS, INC.

We, the undersigned, President and Secretary, of TWIN CITY ISLAND SPIRITS, INC., for the purpose of amending and restating the Articles of Incorporation of the Corporation pursuant to Section 222, Chapter 1, Title 13, of the United States Virgin Islands Code, hereby file these Second Amended and Restated Articles of Incorporation and do certify:

ARTICLE I

The name of the Corporation (hereinafter referred to as the "***Corporation***") is TWIN CITY ISLAND SPIRITS, INC.

ARTICLE II

The principal office of the Corporation in the Virgin Islands is located at 4000 Sion Farm, Christiansted, St. Croix, United States Virgin Islands, 00820 and the name of the resident agent of the Corporation is Marjorie Rawls Roberts, P.C., whose mailing address is P.O. Box 6347, St. Thomas, Virgin Islands 00804, and whose physical address is One Hibiscus Alley, 5093 Dronningens Gade, Ste. 1, Charlotte Amalie, St. Thomas, Virgin Islands, 00802.

ARTICLE III

Without limiting in any manner the scope and generality of the allowable functions of the Corporation, it is hereby provided that the Corporation shall have the following purposes, objects and powers:

(1) To engage in any lawful business in the Virgin Islands.

(2) To enter into and carry out any contracts for or in relation to the foregoing business with any person, firm, association, corporation, or government or governmental agency.

(3) To conduct its business in the United States Virgin Islands and to have offices within the United States Virgin Islands.

(4) To borrow or raise money to any amount permitted by law by the sale or issuance of obligations of any kind, to guarantee loans, other types of indebtedness and financing obligations, and to secure the foregoing by mortgages or other liens upon any and all of the property of every kind of the Corporation.

(5) To do all and everything necessary, suitable and proper for the accomplishment of any of the purposes or the attainment of any of the objects or the exercise of any of the powers herein set forth, either alone or in connection with other firms, individuals, associations or corporations in the United States Virgin Islands and elsewhere in the United States and foreign

countries, and to do any other acts or things incidental or appurtenant to or growing out of or connected with the said business, purposes, objects and powers of any part thereof not inconsistent with the laws of the United States Virgin Islands, and to exercise any and all powers now or hereafter conferred by law on business corporations whether expressly enumerated herein or not..

The purposes, objects and powers specified in this Article shall not be limited or restricted by reference to the terms of any other subdivision or of any other article of these Articles of Incorporation.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation is authorized to issue is Ten Million (10,000,000) shares of common stock, par value $1.00 per share, and One Million, Three Hundred Thirty Three Thousand, Three Hundred Thirty Four (1,333,334) shares of preferred stock, having a par value of $1.00 per share.

The minimum amount of capital with which the Corporation will commence business is One Thousand Dollars ($1,000).

The terms and provisions of the Common Stock and Preferred Stock are as follows:

4.1 **Definitions.** For purposes of this ARTICLE IV, the following definitions shall apply:

(a) "***Conversion Price***" shall mean $3.00 per share for the Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) "***Distribution***" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Company by the Company for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, and (iii) any other repurchase or redemption of capital stock of the Company approved by the holders of the Common and Preferred Stock of the Company voting as separate classes.

(c) "***Liquidation Preference***" shall mean $3.00 per share for the Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(d) "***Original Issue Price***" shall mean $3.00 per share for the Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(e) "***Preferred Stock***" shall mean the Preferred Stock.

(f) "***Recapitalization***" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

4.2 **Dividends.** Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a *pro rata, pari passu* basis among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4.4(a)).

4.3 **Liquidation Rights.**

(a) ***Liquidation Preference.*** In the event of any Deemed Liquidation Event (as defined below), the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the Deemed Liquidation Event, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 4.3(a), then the entire assets of the Company legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 4.3(a).

(b) ***Remaining Assets.*** After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 4.3(a), the entire remaining assets of the Company legally available for distribution by the Company shall be distributed *pro rata* to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them.

(c) ***Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.*** Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first forgoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d) ***Reorganization.*** For purposes of this Section 4, a "***Deemed Liquidation Event***" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Deemed Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series.

(e) ***Valuation of Non-Cash Consideration.*** If any assets of the Company distributed to stockholders in connection with any Deemed Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly traded securities to be distributed to stockholders in a Deemed Liquidation Event shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Company by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 4.3(e), "***trading day***" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "***closing prices***" or "***closing bid prices***" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4.4 **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows:

(a) ***Right to Convert.*** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "***Conversion Rate***" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) ***Automatic Conversion.*** Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion

Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "***Securities Act***"), covering the offer and sale of the Company's Common Stock, *provided* that the aggregate gross proceeds to the Company are not less than $5,000,000 (before payment of underwriters commissions and expenses) (a "***Qualified Public Offering***"), or (ii) upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "***Automatic Conversion Event***").

(c) ***Mechanics of Conversion.*** No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, the holder shall, (I) if such shares are certificated, either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for the Preferred Stock or (B) notify the Company or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates, and (II) shall give written notice to the Company at such office that the holder elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not any certificates representing such shares are surrendered to the Company or its transfer agent; *provided further*, however, that the Company shall not, in the event shares of Common Stock are certificated, be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless, if such shares of Preferred Stock are certificated, either the certificates evidencing such shares of Preferred Stock are delivered to the Company or its transfer agent as provided above, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that certificates representing such shares of Preferred Stock, if such shares are certificated, shall not have been surrendered at the office of the Company, that notice from the Company shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock, if any, shall not then be actually delivered to such holder.

The Company shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates, if such shares are certificated, for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Company or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) ***Adjustments for Subdivisions or Combinations of Common Stock.*** In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) ***Adjustments for Subdivisions or Combinations of Preferred Stock.*** In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) ***Adjustments for Reclassification, Exchange and Substitution.*** Subject to Section 4 ("***Liquidation Rights***"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g) ***Waiver of Adjustment of Conversion Price.*** Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

4.5 **Voting.**

(a) ***Restricted Class Voting.*** Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) ***Preferred Stock.*** Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(c) ***Adjustment in Authorized Common Stock.*** The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Company.

(d) ***Common Stock.*** Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

ARTICLE V

The Corporation is to have perpetual existence.

ARTICLE VI

The number of directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the bylaws of the Corporation; but except as otherwise provided for herein, the number of directors may not be less than three. Notwithstanding the foregoing, at all times in which the Corporation has fewer than three stockholders, the number of directors may be equal to, or greater than, the number of stockholders. The directors need not be stockholders.

[THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, we have hereunto subscribed our names 31st day of January, 2024.

Todd A. Manley, President

Attested by:

Corporate Seal:

Christopher E. Richeson, Secretary

TERRITORY OF THE UNITED STATES VIRGIN ISLANDS)
) ss:
DISTRICT OF ST.CROIX)

The foregoing instrument was acknowledged before me this 31st day of January, 2024, by Todd A. Manley in his capacity as the President of Twin City Island Spirits, Inc.

Notary Public
My Commission Expires:

Monee Hill
Notary Public
NP-663-23
My Commission Expires: July 25, 2027
St. Thomas/St. John, U.S. Virgin Islands

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]


Man,
I never knew
saving the
plant could be
this damn
delicious!
MUTINY
ISLAND VODKA
100% Neutral Spirits
Distilled from Breadfruit
40% Alc./Vol. (80 Proof)
750 ML
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

OVER $100,000.00 RESERVED


MUTINY


MUTINY

THAT MEANS 200 BREADFUIT TREES COULD BE PLANTED

HAVE YOU RESERVED YOUR SPOT YET?


MUTINY
ISLAND VODKA

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Hello Mutineers,

We're currently working behind the scenes on something quite exciting, and while we can't reveal all the details just yet, we can share that there may be a new investment opportunity for everyday people on the horizon. We want to give our most dedicated supporters the first chance to be part of this journey, which is why we're introducing our Reservation Page.

This Reservation Page is a way for you to indicate your *potential* interest in our upcoming round. *Please note, this is not a financial commitment—no funds will be collected through this reservation.*

[Banner] It's simply your way of telling us, "Yes, I might want to join the next round!"

And here's the best part: by making a reservation now, you receive 10% bonus shares when you decide to invest.

Remember, there is absolutely no obligation when you make a reservation. Should we initiate a new round of investment, you will receive a prompt email from StartEngine with the option to confirm your investment and claim those bonus shares!

To make your reservation or to learn more, please visit our Reservation Page.

Button: Join the Revolution: Take me to the Reservations Page

We're excited about the future of Mutiny Island Vodka and even more excited about the possibility of having you join us. Please share this reservations page with your friends and family!

Thank you for being a part of our community. Better Cocktails. Better Planet.

Cheers,
Chef Todd

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Mutiny Island Vodka by Twin City Island Spirits, Inc. is taking reservations for a possible, upcoming round. Join the waitlist today.

RESERVE NOW

GET A PIECE OF MUTINY ISLAND VODKA BY TWIN CITY ISLAND SPIRITS, INC.

Better Cocktails. Better Planet.

Mutiny Island Vodka® is meticulously crafted using the island superfood breadfruit, resulting in what we believe is the first ultra-premium, gold medal and double gold medal, Island ...
Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MUTINY
ISLAND VODKA®
BETTER COCKTAILS.
BETTER PLANET.™
MUTINY
ISLAND VODKA

$179,605.88 Reserved

OVERVIEW ABOUT PRESS REWARDS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- Led by a team seasoned across the food & beverage industries, including backgrounds with Jim Beam and Diageo, Mutiny Island Vodka® is uniquely & sustainably crafted from breadfruit in the US Virgin Islands.
- We forge resilient partnerships, including Applebee's franchises, cocktail ideation with Red Bull, & American Airlines. Our journey aligns with a growing craft vodka market expected to rise by $760M with 6.05% CAGR.
- With a recent launch with the Thrive Restaurant Group in June, and an ongoing collaboration with NRP Restaurants this year, we believe our path is already fortified with industry leading distinction

Reserve Now

RESERVED
$179,605.88

INVESTORS
47

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
4000 Sion Farm
Christiansted, VI 00820

WEBSITE
View Site

Mutiny Island Vodka® is meticulously crafted using the island superfood breadfruit, resulting in what we believe is the first ultra-premium, gold medal and double gold medal, Island Vodka® infused with island essence, character, rhythm, and flavor. With every sip, you're not only elevating your cocktail experience—we believe you are helping to create a better planet™.

TEAM



Todd Allen Manley
CEO & Board Member

Before moving to his new home of the U.S. Virgin Islands, Todd ran multiple restaurants with average revenues of $1.4M per year per each restaurant. He has been honored to receive numerous awards from "Chef of the Year" to multiple recognitions of his restaurants as the "best" in several categories, and nominated for an Elby Award in 2012 as a restaurant visionary. He has largely been self-employed his entire life, loving the challenge of taking ideas out of thin air and turning them into tangible, profitable realizations. He is a graduate and former graduate school student of Virginia Commonwealth University.

Since making the USVI his home, he has opened 5 successful businesses in a short four years, continually reinvesting in Christiansted and the USVI effectively pulling up the town by reinvigorating interest in Christiansted during an economically gloomy period of time. In 2015, the community honored him through the Chamber of Commerce awarding him ""Business Man of the Year." The same year he received the U.S. Congressional Award for contributions to community and betterment of society for his achievements and helping the community of St. Croix.

His commitment to better the global community through his work with breadfruit and the breadfruit community resulted in being honored at the Global Breadfruit Summit in Hawaii both 2018 and 2022 for contributions to the community and innovation. Mutiny Island Vodka also received an endorsement from a charity, Trees That Feed Foundation for using breadfruit as a substrate incentivizing the planting of breadfruit trees.

When he has free time, he can be found with his wife from Dominica, playing a guitar, scuba diving, or on a beach! Todd works approximately 70-80 hours per week in his roles with Mutiny Island Vodka and approximately 1/2 hour per week as founding Member of Smorrebrod, LLC.



David Alan Johnson
Board Member

David Johnson was Salutatorian of the 1991 graduating class of Appling County High School in Baxley, Georgia. He attended University of West Georgia where he was active and held leadership roles in several student organizations including Kappa Sigma Fraternity and Student Government Association. He was Honors Program Freshman Student of the Year and was named Greek Man of the Year and Homecoming King in his Senior year. He earned an Associates in Computer Science and a Bachelor degrees in Management and Business Information Systems. He continued his education at Georgia State University in Atlanta where he earned an MBA with a Computer Information Systems concentration. He moved to St. Croix in 2009 and started a management consulting and analytics company. He is an investor, entrepreneur, and philanthropist. He is married with 2 children.



Stacey Allen Pinkerd
Board Member

Stacey Pinkerd has been an active board member with Mutiny Island Vodka (TCIS) since its inception. He retired from Visa in 2015 where he worked for 19 years and managed Products across multiple geographies including North America and the Asia Pacific region. He is experienced in product strategy, product management and development, marketing and sales. Mr. Pinkerd lived in St. Croix for eight years and now resides in Massachusetts. He received a BBA in Marketing from Texas A&M Corpus Christi and an MBA from Babson College.



Michael John Fennessy
Board Member and Chief Financial Officer

Experienced Financial & Operations Executive with over 40 years in corporate management. Diverse background in finance, accounting, tax, procurement, supply chain, process improvement, project management and information technology.



Christopher Eldridge Richeson
Interim COO

Chris is the mad scientist behind MUTINY Island Vodka. Chris has over 15 years of distilling experience and is the CEO, owner, and operator of Chesapeake Bay Distillery. He is a Gold Medal Winning Master Distiller whose mission has always been to produce the cleanest spirits possible. This attention and commitment to quality has led to four double gold medals and happy patrons around the world. His experience in the distillation, sales, and distribution of spirits are invaluable to the startup and success of TCIS. At Chris' Chesapeake Bay Distillery, he produces various types of spirits through the first-of-its-kind "Swiss Army Knife" hybrid still. Besides MUTINY Island Vodka, he distills other vodkas, whiskey, rum, liquors, and even tequila. He currently produces over 300,000 bottles per year. Chesapeake Bay Distillery also does contract distilling. Chris currently distributes in 12 states with a focus on the Mid-Atlantic states. Chris also has a background in automation and process control engineering.

In addition to working approximately 20-30 hours per week for Mutiny Island Vodka, Chris also works approximately 20 hours per week as Managing Member of Chesapeake Bay Distillery LLC.



Michael Lynn Lintner
Board Member

Mike Lintner has a diverse and extremely successful marketing history of game changing successes in the world of distilled spirits, retiring as Vice President Strategic Planning and New Product Development at Jim Beam Brands Co. Mike is responsible for the rebirth of the fading bourbon category with the early 1990's introduction of the Small Batch Bourbon Collection: Booker's, Basil Haden, Knob Creek and Baker's Bourbons, raising the profile, quality, and value of an entire category. A success that continues to impact the global spirits market to this day. Mike was a member of the core team responsible for the initial rollout of Corona Beer, managing an allocation strategy driven by celebrity endorsement.



Mahlon Charles Kennicutt II
Board Member

Mahlon is an experienced manager and academic professional.

PRESS

Forbes

Breadfruit Has All The Makings Of A Global Future Food Trend

View Article

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Mutiny Island Vodka by Twin City Island Spirits, Inc..

$495

10% Reservation Bonus

Reservation Holders in the Testing the Waters page will receive 10% bonus shares.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of investment opportunities:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System (ATS) operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies quoted on SE Secondary.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.


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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.